                                                                 Exhibit (a)(7)

                                SUPPLEMENT NO. 2
                                       TO
                           OFFER OF PURCHASE FOR CASH
                               UP TO 9,000 UNITS
                                       OF
                           M. L. MEDIA PARTNERS, L.P.
                               FOR $950 PER UNIT
                                       BY
                               SMITHTOWN BAY, LLC

-------------------------------------------------------------------------------
    THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00, EASTERN TIME ON DECEMBER 31, 1998, UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

     The purchaser hereby supplements its offer to purchase up to 9,000 Units of M.L. Media Partners, L.P. upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 1998, and Supplement No. 1 thereto and in this Supplement No. 2 thereto. Capitalized terms used but not defined in this Supplement No. 2 shall have the meaning ascribed to them in the Offer to Purchase.

     THE COVER PAGE AND INTRODUCTION SECTION OF THE OFFER TO PURCHASE ARE AMENDED AND SUPPLEMENTED AS FOLLOWS:

                                 INTRODUCTION

     Smithtown Bay, LLC, a Delaware limited liability company (the "Purchaser"), hereby offers to purchase up to 9,000 Units of partnership interests including any rights attributable to claims, damages, recoveries, including recoveries from any class action lawsuits, and causes of action accruing to the ownership of such units of limited partnership interests ("Units") of ML Media Partners, L.P., a Delaware limited partnership (the "Partnership" or the "Fund"), at a purchase price of $950 per Unit, without interest, less the $50 transfer fee (per transfer, not per Unit) charged by the Partnership and less the amount of any cash distributions declared or paid, including any cash return of capital, if any, (collectively hereinafter referred to as "Distributions") made or declared with respect to the Units on or after November 1, 1998 (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Agreement of Transfer and Sale (which together constitute the "Offer"). The 9,000 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 4.8% of the Units outstanding as of the date of the Offer.

We encourage you to consider the following factors:

- Holders of Units ("Unit Holders") who tender their Units will be giving up the opportunity to participate in any future potential benefits represented by ownership of Units, including, for example, the right to participate in any future distribution of cash or property, whether from operations, the proceeds of a sale of the Partnership's assets or in connection with any future liquidation of the Partnership. However, there is no guarantee of future results of the Partnership and investment in the Partnership.

- Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price could differ significantly from the net proceeds that would be recognized on a per Unit basis from the sale of the Partnership's assets or that may be realized upon a future liquidation of the Partnership.

- The tax consequences of the Offer to a particular Unit Holder may be different from those of other Unit Holders and we urge you to consult your own tax advisors in connection with the Offer.

- Unit Holders should note that the most recent reported trading activity in the Units occurred in July 1998. The average selling price for Units reported in the limited and sporadic secondary market during the two-month period ended July 31, 1998 was $698.61 encompassing ten trades and 614 Units (as reported by Partnership Spectrum, a third party publication). Such secondary market selling prices, however, do not take into account commissions charged by secondary market makers effectuating such sales which the Purchaser believes, based on a typical ten Unit sales transaction, range from 5% to 8% of the sales proceeds (which would result in a reduction of the net proceeds to the seller of approximately $350 to approximately $550).

- The net asset value of the Units as estimated by the General Partner in its Interim Report to Unite Holders for the period ended June 26, 1998 ("Interim Report") is $1,000.00 per Unit. The net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors.

     The General Partner stated in the Interim Report that this estimate does not give effect to any future costs that may be incurred by the Partnership in connection with pending litigation and there can be no assurance as to the amount of the ultimate sale proceeds that will be generated from the sale of the Partnership's remaining media properties or the net amount that will ultimately be distributed.

     The General Partner also stated in the Interim Report that as previously communicated, with respect to limited partnerships, Merrill Lynch client account statements report estimated values provided to Merrill Lynch by independent valuation services. The estimated values provided by the independent valuation services on Merrill Lynch account statements and those provided in the Interim Report by the General Partner may differ, and are not market values, and you may not be able to sell your Units or realize either amount upon the sale of such Units. In addition, you may not realize such estimated values upon the liquidation of the Partnership's remaining assets.

- The Purchaser is making the Offer with a view towards making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at a low price and the desire of the Unit Holders to sell the Units at a high price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the $950 Purchase Price and no representation is made as to such fairness. Other measures of value may be relevant to a Unit Holder and all Unit Holders are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Transfer and Sale and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender their Units.

Unit Holders may no longer wish to continue with their investment in the Partnership and might consider accepting the Offer for one or more of the following reasons:

- An established trading market for the Units does not now exist, and it is not anticipated that such a market will develop in the future. (See the Partnership's Annual Report on Form 10-K for the fiscal year ended December 26, 1997). Unit Holders who desire resale liquidity may wish to consider the Offer. The Offer affords a significant number of Unit Holders with an opportunity to dispose of their Units for cash, which otherwise might not be available to them. The Purchase Price is not intended to represent either the fair market value of a Unit or the Partnership's assets on a per Unit basis. Although there are some limited resale mechanisms available to the Unit Holders wishing to sell their Units, there is no formal or organized trading market for the Units.

- The Offer may be attractive to certain Unit Holders who wish in the future to avoid the continued additional expense, delay and complication in filing income tax returns which result from the ownership of the Units.

- The Offer provides Unit Holders with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so.

- The Offer will provide Unit Holders with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with secondary market sales.

     SECTION 1. OF THE OFFER TO PURCHASE IS HEREBY AMENDED AND SUPPLEMENTED AS
FOLLOWS:

     The term "Expiration Date" shall mean 12:00 midnight, Eastern Time, on December 31, 1998, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser shall expire.

     SECTION 7. OF THE OFFER TO PURCHASE IS HEREBY AMENDED AND SUPPLEMENTED AS
FOLLOWS:

     In determining the Purchase Price, Purchaser considered the recent trading prices of the Units ($698 per Unit), the General Partner's net asset valuation of the Units ($1,000 per Unit to which Purchaser applied a 5.2% discount rate), and the recent tender offer of another offeror ($750 per Unit). Purchaser also considered the proposed sale of the Partnership's assets, the amount of cash evidenced on the Partnership's September 30, 1998 balance sheet, and other assets and liabilities on the Partnership's September 30, 1998 balance sheet.

     SECTION 11. OF THE OFFER TO PURCHASE IS HEREBY AMENDED AND SUPPLEMENTED AS
FOLLOWS:

     The unaudited balance sheet of Purchaser for the eleven months ended November 30, 1998, is attached hereto as Schedule 2.

                                   SCHEDULE 2

                          BALANCE SHEET OF PURCHASER

     The financial information set forth below is taken from the books and records of Smithtown Bay, LLC, is unaudited and in the opinion of Smithtown Bay, LLC's management presents a fair statement of the information presented.


                               SMITHTOWN BAY, LLC
                                 Balance Sheet
                               November 30, 1998
                                  (Unaudited)

ASSETS

     Cash and Equivalents                                          $9,134,671.93
     Securities Owned                                             $40,766,499.92
     Accounts Receivable/Distributions Receivable                      53,985.55
                                                                  --------------

          TOTAL ASSETS                                            $49,955,157.40
                                                                  --------------
                                                                  --------------

LIABILITIES AND MEMBER'S CAPITAL

Liabilities
     Accounts Payable                                                 747,134.81
                                                                  --------------

          TOTAL LIABILITIES                                           747,134.81

Member's Capital:                                                  49,208,022.59
                                                                  --------------

TOTAL LIABILITIES AND MEMBER'S CAPITAL                            $49,955,157.40
                                                                  --------------
                                                                  --------------


                                     S-2-1